

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 16, 2009

Mr. Balwinder Samra
President and Chief Executive Officer
Balqon Corporation
1701 E. Edinger, Unit E-3
Santa Ana, California 92705

> **Re:**   **Balqon Corporation**
> **Registration Statement on Form S-1**
> **Filed December 15, 2008**
> **File No. 333-156446**

Dear Mr. Samra:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

1.   In this section, please summarize, rather than repeat, detailed disclosure that is included elsewhere in your prospectus. For example, we note the disclosure regarding your strategy is identical to disclosure in the "Business" section.

2.   Please ensure that the information you present in the summary accurately represents the current status of your business and your products. For example, we note that you have nominal revenues to date and net losses since inception, that contract revenues to date were earned from one contract and purchase orders received to date are from one customer, and that you have produced one prototype vehicle. Please revise the disclosure to remove statements that may be inconsistent with your current status. We may have further comments.

3.   Please define technical terms used in the summary, such as "drayage tractor," "flux vector inverters," the "SAE J1939 CAN Bus capable" and "plug and play."

4.   Please provide support for your beliefs that (1) electric vehicles and material handling equipment are "inherently more cost effective" than fossil fuel powered vehicles and material handling equipment and (2) there are over 88,000 yard tractors in use worldwide which are being replaced at the rate of approximately 8,000 per year.

5.   Explain more specifically the how the parties relate to one another and their roles in the merger. Also describe the previous business of BMR and the reason(s) for the merger. Revise this section to clearly explain what happened in the merger and who received shares. For example, how many shares did former shareholders of BMR receive? How many shares do they still hold? The disclosure as currently drafted is confusing.

6.   Please balance the summary disclosure to also briefly describe material risks.

Risk Factors, page 6

7.   Please add a risk factor that highlights the risks related to your blank check preferred stock. We note the disclosure on page 79.

8.   Please consider whether a risk factor would be appropriate regarding the potential change in the current value of intangible assets on your balance sheet. We note the disclosure in Note 4 on page F-13 that the valuation of the intangible assets may change.

Our lack of purchase orders and commitments other than our contract with the City of Los Angeles, page 9

9.   Please disclose the full name for "AQMD."

Use of Proceeds, page 16

10.   State the warrant exercise price(s) for the warrants relating to the shares being registered here.

Critical Accounting Policies, page 20

11.   Please revise to provide a more complete discussion of your critical accounting policies and estimates. Your discussion currently focuses on the accounting methods used rather than an analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. You should address specifically why your accounting estimates or assumptions bear the risk of change. For example, please discuss the specific assumptions used in determining stock-based compensation, how you assess whether the carrying value of long-lived assets may not be recoverable, and how you evaluate your warrants under SFAS 150, SFAS 133, and EITF 00-19, including the specific characteristics of your warrant options that may impact your accounting treatment.

Results of Operations, page 22

12.   Please revise to provide an indication of the amount of research and development expenses incurred during the nine months ended September 30, 2008 and the year ended December 31, 2007 compared to the prior comparable period. Please also include a discussion of any material changes in research and development expenses between periods. In addition, please tell us where the research and development expenses are included in the statement of operations provided on page F-3.

Net Revenues, page 23

13.   Your disclosure is confusing here and elsewhere in the filing regarding the $527,000 contract with City of Los Angeles because you sometimes refer to it as the AQMD contract. Revise to clarify, if true, that it is one contract with both parties, and disclose the percentage of completion to date and the remaining financial amount you expect to receive under the contract.

Liquidity and Capital Resources, page 24

14.   We note that you have approximately $543,000 cash on hand at September 30, 2008 and will need significant additional cash to continue your operations. Please expand your discussion of liquidity and capital resources to specifically discuss

your plans to generate sufficient liquidity, financing needs and expected sources of this financing, including the following:

·   Your plan of operation for the next twelve months;

·   The effect of the current economic conditions on your operating plans;

·   A summary of any product research and development that you will perform for the term of the plan;

·   Any expected purchase or sale of plant and significant equipment; and

·   Any expected significant changes in the number of employees.

Refer to Item 303 of Regulation S-K and FRC 607.02.

15.   For each of the private placements, disclose the fees paid to consultants.

Company History, page 28

16.   Please discuss the material terms of your agreement to acquire the intellectual property assets of Electric Motorsports, LLC. We note the disclosure in Note 4 on page F-13. Also, file as exhibits the acquisition agreement and the unsecured promissory note of $100,000.

17.   Please discuss the material terms of your $527,000 City of Los Angeles and AQMD contracts.

18.   Please discuss the material terms of your May 15, 2008 agreement with the South Coast Air Quality Management District and your June 26, 2008 agreement with the City of Los Angeles. For example, we note the duration of the agreement in section III, compensation in section V and the royalty fees in section VI of exhibit 10.10.

Electrical Vehicle Industry, page 29

19.   Please provide us with copies of the sources of all third-party data included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us whether all data you cite is publicly available. Please also tell us whether the sources have consented to your use of their names and data, whether you commissioned any of the data or whether it was prepared for use in this registration statement.

Our Competitive Strengths, page 32

20. Please provide support for your beliefs that (1) your vehicles are the highest load carrying zero emissions vehicles commercially available in the heavy-duty electric industry and (2) your vehicles can provide up to an 80% reduction in fuel costs and nearly twice the vehicle life as compared to fossil fuel powered vehicles.

21. Please reconcile the disclosure on page 32 of the references to 80% reduction and nearly twice the vehicle life to the disclosure on page 36 concerning operating costs of 20%, maintenance costs of 30% and a 40% higher vehicle life.

Flux Vector Inverter Technology, page 34

22. Please provide the basis for your belief that your inverters are the leading variable frequency invertors that have a capacity of over 200kW at a voltage range of 200 volts to 800 volts.

Service, Parts and Consumables, page 38

23. Please balance your disclosure in this section that you sell your vehicles through an authorized sales and service dealer network and on page 39 that you maintain long-standing relationships with core customers with disclosure on pages 8 and 9 that you only recently completed your first prototype vehicle and that you have purchase orders from two customers.

Manufacturing and Assembly, page 39

24. Please tell us how you estimated that the facilities can support annual revenues of approximately $100 million.

Heavy-Duty Electric Vehicle Sales, page 40

25. Please clarify whether you have distributors who are marketing your products in North Korea or South Korea. Also expand to discuss specifically what products they are distributing there and in Canada.

Directors and Executive Officers, page 45

26. Please disclose the relationship, if any, between Balwinder Samra and Amarpal Singh Samra.

27.   Please tell us why this section does not include Mr. Gruenwald. We note the disclosure on page 29 and note 10 on page F-19 that Mr. Gruenwald is your vice president of research and development.

Executive Compensation

28.   Please update all your compensation disclosure so that it includes the most recently completed fiscal year.

Compensation of Executive Officers, page 50

29.   Please tell us, with a view to disclosure, whether the 2007 compensation of Mark and Marla Andre on page 50 includes 2007 compensation disclosed in the second full paragraph on page 69 paid to them.

2008 Stock Incentive Plan, page 50

30.   We note that you have issued 4,562,592 options under this plan. Provide the required information with regard to issuances to officers and directors. See Item 402 of Regulations S-K.

Certain Relationships and Related Transactions, page 63

31.   Please expand this section to provide, if applicable, the disclosure required by Item 404 of Regulation S-K concerning your acquisition of assets from Electro Motorsports, LLC. We note the disclosure on page 29 that Mr. Gruenwald is the sole member of Electro Motorsports and your vice president of research and development.

32.   Please expand this section to discuss the note payable of $125,875 to related parties disclosed on page F-2. Also, identify the related party and disclose the interest rate of the note and when the note was issued.

Merger Transaction, page 74

33.   Please identify the stockholders of the cancelled 6,377,500 shares and disclose the business purpose for cancelling the shares.

Recent Sales of Unregistered Securities, page 87

34.   Please expand this section to provide all disclosure required by Item 701 of Regulation S-K. For example, we note the disclosure on page 69 of the issuances of securities.

Financial Statements

35.   Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Statements of Operations, page F-3

36.   We see that you separately disclose revenue from sale of parts and contract revenue earned. Please revise your statement of operations to also separately disclose related costs and expenses. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Statement of Shareholder's Equity (Deficiency), page F-4

37.   Please revise your footnotes to discuss how you are presenting shareholder's equity in light of the reverse acquisition/recapitalization. Please include the basis for the 1,400,000 adjustment to common stock recorded as the "effect of reverse merger transaction."

Note 1. Nature of Business and Significant Accounting Policies, page F-6

Registration Payment Arrangements, page F-11

38.   Regarding your registration rights agreement, please revise to include the disclosures required by paragraph 12 of FSP EITF Issue No. 00-19-2.

Note 2. Costs and Estimated Earnings on Uncompleted Contracts, page F-12

39.   We see from the table on page F-12 that as of September 30, 2008 and December 31, 2007 billings to date exceeded costs and estimated earnings on uncompleted contracts. However, as of September 30, 2008 this excess was recorded as an asset and at December 31, 2007 the excess was recorded as a liability. Please advise or revise as appropriate.

Note 8. Shareholder's Equity, page F-16

40.   We reference the disclosure that the shares granted to consultants for services rendered in June and August 2008 were valued "*based* on an appraisal of the Company performed by an independent valuation firm during June 2008." Please revise to clearly disclose the nature and extent of your reliance on the third party for the stock valuation. If you relied on the third party expert for the valuation, please revise to name the expert and include the consent of the independent valuation firm as an exhibit to the registration statement, in compliance with Securities Act Rule 436. Please also refer to Question 141.02 of the Compliance

and Disclosure Interpretations on Securities Act Sections, which can be found at
http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

41.   As a related matter, please tell us why the stock underlying this issuance is
recorded as "to be issued" on the statement of shareholder's equity.

Note 9. Stock Options and Warrants, page F-16

42.   We see that you issued stock options and warrants during fiscal year 2008 and
that the value of the issuances was "zero" as determined using a Black-Scholes
option pricing model. Please revise to disclose the specific terms and
assumptions used in your valuation and the basis for these assumptions. In
addition, clarify how these assumptions resulted in zero compensation being
recorded. We also note that the expected life of the options and warrants is zero.
The basis for this assumption should be clarified. Please also disclose how you
determined the fair value input used in the Black-Scholes option pricing model.

Undertakings, page 91

43.   Please provide the disclosure required by Item 512(a)(6) of Regulation S-K.

Exhibits

44.   Please file the agreement with Marlin Financial Group disclosed in footnote 4 on
page 70.

45.   Please file complete agreements. For example, we note that schedules 6(b) and
6(h) of exhibit 10.7 and exhibits A, B and C of exhibit 10.10 are missing.

Exhibit 23.1

46.   Please include a currently dated and signed consent from your independent
auditors prior to requesting effectiveness.

Form 10-KSB of BMR Solutions for the fiscal year ended December 31, 2007

Item 8A(T). Controls and Procedures, page 26

47.   Please amend your filing to disclose management's conclusion regarding the
effectiveness of your disclosure controls and procedures as of the end of the
period covered by the annual report. Refer to Item 307 of Regulation S-K and
Part III.F of Management's Reports on Internal Control Over Financial Reporting
and Certification of Disclosure in Exchange Act Periodic Reports, Release No.
33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

Please note that you may file an abbreviated amendment which includes a cover page, explanatory note, Item 8, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Exhibits 31

48.   We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-KSB that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please note that the certification must be signed by your current Chief Executive Officer and Chief Financial Officer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Larry A. Cerutti, Esq.